ITEM 77H - Changes in control of Fund
On February 27, 2015, shareholders of the Morgan
Stanley Global Infrastructure Fund (the "Fund"), approved an Agreement and Plan of Reorganization with respect to the Fund (the "Plan"). Pursuant to the Plan, substantially all of the assets of the Fund were combined with those of Global Infrastructure Portfolio, a series of Morgan Stanley Institutional Fund, Inc. ("Global
Infrastructure"). Such combination is referred to herein as a "Reorganization." Pursuant to the Plan, shareholders of the Fund became shareholders of Global Infrastructure, receiving shares of Global Infrastructure equal to the value of their holdings in the Fund. Shareholders of the Fund received the class of shares of Global Infrastructure that corresponded to the class of shares of the Fund held by that shareholder. The Reorganization was consummated on March 30, 2015.